Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:     (905) 841-2300
Fax:          (905) 841-2244
Web:        www.helixbiopharma.com

October 6, 2009
NEWS RELEASE

HELIX BIOPHARMA PROVIDES UPDATES ON TOPICAL INTERFERON ALPHA-2B
AND L-DOS47 FOLLOWING PRE-IND MEETINGS WITH THE U.S. FDA

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced progress updates for its ongoing Topical Interferon Alpha-2b and L-DOS47 product development programs following pre-investigational new drug (“pre-IND”) meetings with the U.S. Food and Drug Administration (“FDA”).

Helix requested the pre-IND meetings in order to confirm its plans for future investigational new drug (“IND”) filings with the FDA. The meeting on Topical Interferon Alpha-2b was designed to confirm the data requirements needed, beyond the completed Phase II cervical dysplasia study to proceed to Phase II/III clinical testing in the U.S. for this indication.  The pre-IND meeting on L-DOS47 was designed to receive guidance from the FDA on requirements that must be met by Helix before requesting approval to begin a Phase I study in the U.S.

 “We are very pleased with the outcomes of both pre-IND meetings with the FDA,” said John Docherty, president and chief operating officer of Helix BioPharma.  “Our discussions confirmed our expectations of what is necessary to proceed with both clinical programs and we now have a clearly identified path to progress to those clinical investigations.”

Topical Interferon Alpha-2b – Cervical Dysplasia Indication

The pre-IND meeting with the FDA was held to confirm the specific regulatory requirements for commencing U.S. clinical testing of its Topical Interferon Alpha-2b in patients with cervical dysplasia.  Based on this meeting, a U.S. Phase II/III, randomized, vehicle-controlled clinical trial will be acceptable as the next clinical trial in Helix’s Topical Interferon alpha-2b clinical development program.

As expected, Helix must first demonstrate that there is no significant systemic interferon alpha-2b exposure in the open-label Phase II pharmacokinetic study before filing a U.S. Phase II/III IND.  This study is currently underway in Germany.  The pharmacokinetic trial will enroll up to 28 patients in order to obtain a minimum of 12 patients for evaluation for the primary study endpoint.  Helix plans to proceed with filing its Phase II/III IND if sufficient positive data are obtained from the first 12 patients completing the study, and all other study findings are positive.  If required, Helix may expand the data set beyond the first 12 patients if the results indicate more data are needed.  Preliminary findings from patients enrolled so far in this study show no significant systemic interferon alpha-2b exposure.  While the study is progressing, enrollment to date has been slower than previously anticipated.  Given the recruiting challenges to date, the Company has revised its timeline for the pharmacokinetic study.  In order to enhance the patient recruitment rate, the Company intends to open additional clinical sites during the Company’s second quarter of fiscal 2010.  Assuming the patient recruitment rate improves as planned, Helix now expects it will take until the end of its third quarter of fiscal 2010 for the 12 minimum required patients to complete the study, and up to the end of its first quarter of fiscal 2011 for all 28 patients to do so.

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Helix has also confirmed that it must successfully complete its ongoing, scale-up, GMP engineering batch manufacturing and preliminary stability testing program before filing its U.S. Phase II/III IND.

Given the anticipated timeline for the pharmacokinetic study activities, and assuming successful completion of the scale-up GMP engineering batch manufacturing, Helix now projects that its U.S. Phase II/III IND filing will occur, at the earliest, in its fourth quarter of fiscal 2010.  This revised timeline is subject to the successful and timely completion of these activities and assumes that no events occur which could cause further delay.

As part of the pre-IND meeting, Helix has also confirmed its previously stated strategy of conducting a well-controlled, Phase III confirmatory clinical trial in addition to its planned U.S. Phase II/III trial in order to establish the efficacy and safety of its product for marketing authorization purposes.  Helix intends to continue to make preparations to conduct a European Phase III trial for this purpose.  The timing of filing the regulatory submissions for this trial has not yet been established, however, it is not expected to precede the filing of its planned U.S. Phase II/III IND.

Topical Interferon Alpha-2b – Anogenital Warts Indication

Enrollment in the ongoing Phase II clinical trial of Topical Interferon Alpha-2b in patients with anogenital warts (“AGW”) in Sweden and Germany is progressing on track.  The Company expects the last patient to be enrolled on or around the end of the first quarter of fiscal 2010.  The study has now enrolled over 85% of the required 120 patients. Future considerations for the AGW program were not part of the latest pre-IND meetings, as Helix is awaiting the results from the ongoing Phase II AGW trial prior to initiating further development plans for this indication.

L-DOS47

At the pre-IND meeting with the FDA for L-DOS47, the FDA generally agreed with Helix’s proposed remaining non-clinical pharmacology and toxicology studies as well as its remaining GMP manufacturing program initiatives prior to IND filing. The FDA provided Helix with recommendations for improvements in some areas including the development of additional quality control analytical testing methods to characterize batches of L-DOS47 clinical supplies and their intermediates.

As previously stated, Helix intends to initiate its clinical testing program with L-DOS47 with studies in both North America and in Europe.  In Europe, Helix has been developing relationships with key opinion leader clinicians and contract research organizations in Poland with a plan to conduct a Phase I/II clinical study of non-small cell lung cancer (“NSCLC”) patients in parallel with a planned Phase I North American study in advanced solid tumor patients.  Together, the two studies are expected to utilize open-label designs to evaluate the safety, tolerability and pharmacokinetic properties of multiple, ascending doses of L-DOS47 in tumor bearing patients.  Helix anticipates the Polish study to additionally assess the prospective efficacy of L-DOS47 administration because of its focus on NSCLC patients.  Helix also anticipates expanding the Polish study design to include arms in which patients will receive L-DOS47 administration together with leading chemotherapy or radiation therapy regimens.  By doing so, Helix expects to broaden the likelihood of demonstrating efficacy in the study by additionally evaluating the envisioned chemo/radio-therapy potentiating properties of the DOS47 platform.

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While the remaining clinic-enabling product development activities for L-DOS47 are progressing, Helix has continued to incur challenges in its manufacturing program which have in turn caused delays in the anticipated timing associated with filing its planned regulatory dossiers.  After successfully completing production of GMP engineering batches of L-DOS47 earlier in the 2009 calendar year, the initial GMP clinical batch was rejected by the Company due to a deviation from the established manufacturing process, causing suspected contamination during fermentation.  As a result, the Company has rescheduled production of its clinical batch, which has, in turn, caused program delays.  Production of the required GMP clinical batch is now scheduled to be completed by the end of the Company’s second quarter of fiscal 2010 to be followed by stability testing.  Based on this, the Company now anticipates filing its U.S. Phase I and Polish Phase I/II regulatory dossiers by July 31, 2010, subject to timely and successful completion of the pre-IND filing requirements and activities mentioned above, and assuming that no events occur which could cause further delay.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol “HBP” and the OTCQX International Market under the symbol “HXBPF”.

For further information contact:

Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

Forward-Looking Statements and Risks

This News Release contains certain forward-looking statements and forward-looking information, within the meaning of applicable securities laws, regarding the Company’s development programs for Topical Interferon Alpha-2b and L-DOS47, including the Company’s expected timing of anticipated IND filings in the United States, of completing the minimum required number of patients for the pharmacokinetic study in Germany, of the completion date for the AGW trial, and of the completion of necessary batch manufacturing and stability testing.  Other forward-looking statements and information relate to, among other things, the Company’s plans to open additional study centers for the ongoing pharmacokinetic study, to undertake a clinical trial for L-DOS47 in Poland, and to undertake a European Phase III trial of Topical Interferon Alpha-2b.  Forward-looking statements and information can be identified by the use of forward-looking terminology such as “future”, “next”, “intends”, “2010”, “2011”, “expects”, “projects”, “plan”, “anticipates”, “scheduled”, or any other variations thereon, or that events or conditions “will”, “may” or “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.  Although Helix believes that the expectations reflected in such forward-looking statements and information are reasonable, such statements and information involve risks and uncertainties, and undue reliance should not be placed on such statements and information. Certain material factors or assumptions are applied in making forward-looking statements and providing forward-looking information, and actual results may differ materially from those expressed or implied in such statements and information. Important factors that could cause actual results to differ materially from these forward-looking statements and information include, without

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limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all and which if not obtained will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives; the ongoing impact of the global economic downturn and credit crisis which have and continue to negatively affect the availability and terms of debt and equity financings; uncertainty whether an IND will be compiled or filed for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if filed, whether the Company will be permitted to undertake human testing as proposed or at all; the risk that the FDA is not bound by its pre-IND meetings; Helix’s dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones; uncertainty whether any of the timelines mentioned in this press release will be achieved; uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and commercialized as a drug or at all; uncertainty whether the planned Topical Interferon Alpha-2b Phase II/ III clinical trials, the human pharmacokinetic study, the ongoing AGW clinical trial in Sweden and Germany, or the planned L-DOS47 clinical trials referred to in this news release will be approved or initiated, in the case of Topical Interferon Alpha-2b and L-DOS47, or will be completed as planned, within the time frames expected by the Company, or at all or will achieve expected results; the need for additional clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks, including the possibility that further challenges may arise in connection with the scale-up manufacturing of L-DOS47 or Topical Interferon Alpha-2b, or in connection with the German pharmacokinetic study, which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation or delay of the research or development projects; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; the risk that the Company’s license optionee for Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its option, which would have a negative effect on the further development of the drug candidate and on the Company; Helix’s dependence on its licensor of the L-DOS47 antibody; the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47; and the risk of changes in business strategy or development plans. Certain of these risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest MD&A, Form20-F and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. SEC from time to time at www.sedar.com and www.sec.gov/edgar.shtml, respectively. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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